PricewaterhouseCoopers, LLP 100 East Wisconsin Avenue, Suite 1800 Milwaukee, WI 53202 Telephone (414) 212-1600 Facsmilie (414) 212-1880

August 28, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Commissioners:

We have read the statements made by Underlyting Funds Trust (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 77K of Form N-SAR, as part of the Form N-SAR of Underlying Funds Trust for the period ended June 30, 2007.  We agree with the statements concerning our Firm in such Form N-SAR.

Very truly yours,

PricewaterhouseCoopers LLP

Underlying Fund Trust
(the “Trust”)
Registration # 811-21895
Form N-SAR
Semi-Annual Period Ended June 30, 2007

Sub-Item 77K:  Change in Independent Registered Public Accounting Firm

On May 22, 2007, with the approval of the audit committee, PricewaterhouseCoopers LLP was dismissed as the independent registered public accounting firm for the Trust .

The report of PricewaterhouseCoopers LLP on the Trust's financial statements for the period from April 26, 2006 (commencement of operations) through December 31, 2006 contained no adverse opinion or disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the Trust's fiscal period ended December 31, 2006 and through May 22, 2007, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Trust's financial statements.

As of December 31, 2006 there was one reportable event related to a control deficiency which constituted a material weakness.  This control deficiency was that the Trust did not maintain effective control to ensure that the reconciliations between the custodians' records and the Trust's general ledger were operating in a manner sufficient to identify correct investment positions and to ensure that such positions were accounted for in accordance with generally accepted accounting principles. This control deficiency resulted in an audit adjustment to the Trust's 2006 financial statements to correct the classification and value of a swap transaction. The audit committee discussed the subject matter of this reportable event with PricewaterhouseCoopers LLP. In addition, the Trust has authorized PricewaterhouseCoopers LLP to respond fully to the inquiries of KPMG LLP, the successor accountant concerning the subject matter of this reportable event.

The Trust has requested PricewaterhouseCoopers LLP to furnish a letter addressed to the SEC stating whether of not it agrees with the above statements.  A copy of such letter, dated August 28, 2007, is filed as an Exhibit to this Form N-SAR.

On May 22, 2007, the audit committee of the Trust met and engaged KPMG LLP (“KPMG”) to serve as the Trust’s independent registered public accounting firm for the Trust’s fiscal year ending December 31, 2007. Prior to the engagement of KPMG and during the Trust’s most recent fiscal period ended December 31, 2006, neither the Trust nor anyone on its behalf consulted with KPMG on items that (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust’s financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.